

June 18, 2020

Michel Detheux
Chief Executive Officer
iTeos Therapeutics, Inc.
139 Main Street
Cambridge, MA 02142

> **Re: iTeos Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 22, 2020**
> **CIK No. 0001808865**

Dear Dr. Detheux:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 22, 2020

EOS-448, our FcgR-engaging anti-TIGIT antibody, page 5

1. We note your statement that in your preclinical studies, EOS-448 had superior binding to TIGIT and functional potency compared to a number of anti-TIGIT antibody equivalents. In your preclinical assay descriptions on page 135 of the document, you state that EOS-448 had a higher binding affinity for CD8+ T cells, but you do not discuss other cells where TIGIT may be expressed such as NK cells or Tregs. In addition, the figure on the left accompanying the study appears to show that all of the product candidates tested had extremely similar results. Please update your disclosure to (i) state that your findings are based on CD8+ T cells only and do not include other immune cells where TIGIT is expressed and (ii) explain how the figures in the graphic support your assertion that EOS-

448 has superior binding affinity. Further, we note that your description of the studies on page 135 shows that EOS-448 had higher immune cell activation as determined using an IL-2 promoter-dependent functional assay, rather than "functional potency." Please update your disclosure in the summary section and on page 117 to reflect the terminology used in the descriptions of the study.

2. Please balance your discussion of the preliminary clinical trial results to clarify whether these results are statistically significant and whether the trial is designed to assess efficacy, including whether you have pre-established endpoints for measuring evidence of clinical benefit.

Implications of being an emerging growth company and a smaller reporting company, page 8

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Capitalization, page 89

4. Please disclose the nature of the pro forma adjustment for the filing and effectiveness of your second amended and restated certificate of incorporation upon the completion of this offering.

Business
Strategy, page 118

5. We note your statement that EOS-850 is a potentially "best-in-class" $A_{2a}R$ antagonist. This term suggests that EOS-850 is effective and likely to be approved, particularly given your claims concerning specificity, potency and continuous target coverage. Please delete this reference. If your use of this term was intended to convey your belief that EOS-850 is further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that EOS-850 has been proven effective or that it will receive regulatory approval.

Phase 1 clinical trial results, page 130

6. We note your disclosure in this section references "response" and "stable disease" as defined by RECIST 1.1 and that the accompanying table includes the terms "complete response", "partial response", "stable disease" and "progressive disease." Please expand your disclosure to briefly define each of these terms in your document.

Collaborations and licenses, page 145

7.   Please disclose whether any of the exercised licenses under the Adimab agreement have been used to create any of your product candidates discussed in the prospectus, and would therefore be covered by the milestone and royalty payment provisions. Please also disclose the aggregate amount of all payments made under the Adimab agreement to date.

Intellectual Property, page 148

8.   Please disclose the full name of each jurisdiction where your patent families are pending. Please also define the term "PCT."

Certain relationships and related person transactions
Royalty transfer agreement, page 191

9.   We note your disclosure that iTeos Belgium SA will pay "a certain percentage of its net sales" on any product developed or owned by you. Please quantify the royalty rate, or disclose a range no greater than 10 percentage points per tier. Please also clarify whether this provision would apply to net sales by your company as a whole, or only to sales made by iTeos Belgium SA.

 You may contact Tracey Houser at (202) 551-3736 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences